

July 8, 2024

Patrick Adams
Interim Chief Executive Officer
Qualis Innovations, Inc.
6898 S. University Blvd., Suite 100
Centennial, CO 80122

>   **Re: Qualis Innovations, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **Filed April 11, 2024**
>   **File No. 333-260982**

Dear Patrick Adams:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Cover Page

1.   We note that you are now identifying yourself as an emerging growth company as defined in Section 2(a)(19) of the Securities Act. In comment 36 in our letter dated December 9, 2021, we noted that in your Form S-1 you did not identify as an emerging growth company and requested that you provide us with your analysis of the requirements for qualifying as an emerging growth company as defined in the Securities Act. To the extent that you did qualify as an emerging growth company, we requested that you clearly identify as an emerging growth company and provide all required disclosures throughout your Form S-1. In response, you did not provide us with this analysis and did not include any emerging growth company disclosures, including your election regarding complying with any new or revised financial accounting standards. Please provide us with the originally requested analysis regarding compliance with the definition of an emerging growth company. In this regard, we note that HOOPSOFT DEVELOPMENT CORP. (CIK 1375483) filed a Form SB-2 that went effective on October 16, 2006, for the resale

of 1,060,000 shares of common stock by selling shareholders. Otherwise, amend your Form 10-K to fully comply with all smaller reporting company disclosure requirements, including providing an auditor's report on Internal Control over Financial Reporting under Section 404(b) of the Sarbanes-Oxley Act and complying with the public company transition dates for new or revised financial accounting standards. On page 12 of the 2023 Form 10-K you state that you have elected to opt-in to the extended transition period for complying with any new or revised financial accounting standards.

Item 9A. Controls and Procedures, page 22

2.   Please amend your filing to provide management's annual report on internal control over financial reporting. Ensure you include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting and a statement identifying the framework used by management to evaluate the effectiveness of internal control over financial reporting. Also, include management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, including a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note that you had a change in accountants during fiscal year 2023. Please provide the disclosures required by Item 304 of Regulation S-K by filing an Item 4.01 Form 8-K, including the required Exhibit 16 letter from Paris, Kreit & Chiu CPA LLP.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracey Houser at 202-551-3736 or Nudrat Salik at 202-551-3692 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services